FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
May , 2010

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, May 28th, 2010

Mr. Fernando Coloma Correa
Securities and Insurance Superintendent
Av. Bernardo O’Higgins 1449
Santiago

REF: Updates Information Circular N°574/2010

For your consideration:

According to the Circular N°574 of your Superintendency, in which it is required to companies to provide information regarding the effects or impacts that have or may occur as a consequence of the earthquake of February 27th, 2010, as a complement of the information provided last March 3, 2010, we duly inform:

Based on information as of today, at a consolidated level the decrease in margin for 2010 is estimated at US$ 43 million, mainly due to the loss of energy sales and power related with Bocamina I; margin loses for hydro energy not dispatched; loss in margin due to the delay in hydro energy dispatching to months with reduced prices and a decrease in demand from our customers which impacted power sales, as a result of the declaration of force majeure. Of such loss, US$ 26.7 million are hedged with insurances to some degree, and therefore the impact will be US$ 16.3 million. Regarding assets, and in conformity with available evaluations, we will incur in expenses for US$ 22.8 million that are hedged with insurances that contemplate a deductible of US$ 2.5 million, therefore net expenses related to material damages are equal to such deductible.

It is worth mentioning that estimates above disclosed corresponds to approximated figures, in line with evaluations available as of today and may vary as a result of inspections or late evaluations.

Kind regards,

Joaquín Galindo Vélez
Chief Executive Officer
Endesa Chile

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	BY:	/S/ JOAQUÍN GALINDO V.

Joaquín Galindo V.
Chief Executive Officer
Dated: May 28, 2010